The transactions pursuant to the joint share transfer described in this press release involve securities of a Japanese company. The joint share transfer is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the joint share transfer, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

November 26, 2021

To Whom It May Concern:

Company name:	The Michinoku Bank, Ltd.
Representative name:	Takayuki Fujisawa, President and Director
Stock code:	8350 (First section of the Tokyo Stock Exchange)
Contact:	Koichi Komura, Executive Officer and General Manager of Management Planning Division
(TEL +81(0)17－774－1111)

Notice Regarding Preparation of Share Transfer Plan on Establishment of a Joint Holding Company (Share Transfer)

between The Michinoku Bank, Ltd. and The Aomori Bank, Ltd.

The Michinoku Bank, Ltd. (President: Takayuki Fujisawa; “Michinoku Bank”) and The Aomori Bank, Ltd. (President: Susumu Narita; “Aomori Bank”; Michinoku Bank and Aomori Bank collectively, the “Banks”) plan to form Procrea Holdings, Inc. (the “Joint Holding Company”) that will become the wholly-owning parent company of the Banks by means of a joint share transfer (the “Share Transfer”) taking effect as of April 1, 2022 pursuant to the business integration agreement executed between the Banks on November 12, 2021, on the assumption that the Banks are able to obtain the approval at their general meetings of shareholders and approvals, etc. of the relevant authorities including approval in accordance with the Banking Act and the Act Concerning Special Measures of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade for the Maintenance of Basic Services Associated with the Banking Business and General Passenger Vehicle Transportation Business Operators in Local Areas.

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Michinoku Bank gives notice as follows of the resolutions at its board of directors meeting held today regarding candidates for the positions of directors at the time of establishment of the Joint Holding Company, and the preparation of a share transfer plan with respect to the Share Transfer (the “Share Transfer Plan”) together with Aomori Bank.

1.	Details of the Share Transfer Plan

Other than the candidates for the positions of directors at the time of establishment of the Joint Holding Company, there is no change to the various terms and conditions of the Share Transfer since the press release “Notice Regarding Execution of Definitive Agreement on Establishment of a Joint Holding Company (Share Transfer) between The Michinoku Bank, Ltd. and The Aomori Bank, Ltd.” dated November 12, 2021.

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2.       Planned Representatives and Officers of the Joint Holding Company

(As of April 1, 2022 – in order of date of birth per title)

Title and Name (current position)
Representative Director and President	Susumu Narita	(Current position:	Aomori Bank	President and Director)
Representative Director and Vice President	Takayuki Fujisawa	(Current position:	Michinoku Bank	President and Director)
Director	Tsutomu Inaniwa	(Current position:	Michinoku Bank	Director, Senior Executive Officer)
Director	Keitaro Ishikawa	(Current position:	Aomori Bank	Director, Senior Managing Executive Officer)
Director	Tsuyoshi Tamura	(Current position:	Aomori Bank	Managing Executive Officer)
Director	Yo Mori	(Current position:	Aomori Bank	Managing Executive Officer)
Director	Motomi Shiratori	(Current position:	Aomori Bank	Executive Officer)
Director	Shinji Suto	(Current position:	Michinoku Bank	Senior Executive Officer)
Outside Director	Katsunori Mikuniya	(Current position:	Open House Co., Ltd.	Senior Advisor)
Outside Director	Kazunari Higuchi	(Current position:	Michinoku Bank	Outside Director)
Director (Audit & Supervisory Committee Member)	Akira Nakagawa	(Current position:	Aomori Bank	Director, Audit & Supervisory Committee Member)
Outside Director (Audit & Supervisory Committee Member)	Masashi Iwakigawa	(Current position:	Hurex k.k.	Senior Advisor)
Outside Director (Audit & Supervisory Committee Member)	Tetsutaro Wakatsuki	(Current position:	Michinoku Bank	Outside Director (Audit & Supervisory Committee Member))
Outside Director (Audit & Supervisory Committee Member)	Mie Ishida	(Current position:	Aomori Bank	Outside Director (Audit & Supervisory Committee Member))

(Note 1) Katsunori Mikuniya, Kazunari Higuchi, Masashi Iwakigawa, Tetsutaro Wakatsuki, and Mie Ishida will be outside directors stipulated in Article 2(xv) of the Companies Act. Additionally, the Joint Holding Company will designate Katsunori Mikuniya, Kazunari Higuchi, Masashi Iwakigawa, Tetsutaro Wakatsuki and Mie Ishida as independent directors stipulated by the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”) and give notice to the Tokyo Stock Exchange.

(Note 2) Kazunari Higuchi currently serves as an outside director of Michinoku Bank, but as of the day preceding the date that the Share Transfer takes effect (March 31, 2022), Kazunari Higuchi will resign as a director of Michinoku Bank and assume the position of outside director of the Joint Holding Company as of the date that the Share Transfer takes effect (April 1, 2022). Additionally, Tetsutaro Wakatsuki currently serves as an outside director (audit & supervisory committee member) of Michinoku Bank, but as of the day preceding the date that the Share Transfer takes effect (March 31, 2022), Tetsutaro Wakatsuki will resign as a director of Michinoku Bank and assume the position of outside director (audit & supervisory committee member) of the Joint Holding Company as of the date that the Share Transfer takes effect (April 1, 2022).

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(Note 3) Mie Ishida currently serves as an outside director (audit & supervisory committee member) of Aomori Bank, but as of the day preceding the date that the Share Transfer takes effect (March 31, 2022), Mie Ishida will resign as a director of Aomori Bank and assume the position of outside director (audit & supervisory committee member) of the Joint Holding Company as of the date that the Share Transfer takes effect (April 1, 2022).

End

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